SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Occidental Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

674599105

(CUSIP Number)

Jesse Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue
Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Partners Master Fund LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

13,559,046 (including Shares underlying the Warrants. See Item 5)

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

13,559,046 (including Shares underlying the Warrants. See Item 5)

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,559,046 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.43%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Offshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

13,559,046 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

13,559,046 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,559,046 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.43%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Partners LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

19,027,440 (including Shares underlying the Warrants. See Item 5)

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

19,027,440 (including Shares underlying the Warrants. See Item 5)

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,027,440 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.01%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Onshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

19,027,440 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

19,027,440 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,027,440 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.01%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Capital LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,586,486 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

IPH GP LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,586,486 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14       TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,586,486 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,586,486 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 674599105

1.       NAME OF REPORTING PERSON

Beckton Corp.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,586,486 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 674599105

1       NAME OF REPORTING PERSON

Carl C. Icahn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

32,586,486 (including Shares underlying the Warrants. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,586,486 (including Shares underlying the Warrants. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14       TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 9 relating to the shares of Common Stock, par value $0.20 per share (“Shares”), issued by Occidental Petroleum Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2020, as previously amended (the “Schedule 13D”).

Item 5. Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby replaced in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 32,586,486 Shares (including Shares underlying the Warrants (see Item 5(c))), representing approximately 3.44% of the Issuer's outstanding Shares (based on (i) the 934,063,989 Shares outstanding as of January 31, 2022, as disclosed by the Issuer in the Issuer’s Form 10-K, filed with the SEC on February 24, 2022 and (ii) the 14,527,607 shares underlying the Warrants (see Item 5(c)) beneficially owned by the Reporting Persons.

(b) Icahn Master has sole voting power and sole dispositive power with regard to 13,559,046 Shares (including Shares underlying the Warrants (see Item 5(c)). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 19,027,440 Shares (including Shares underlying the Warrants (see Item 5(c)). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons in the past sixty days and not previously reported. All such transactions were sales of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Icahn Partners LP	02/28/2022	(357,487)	$41.84
Icahn Partners LP	03/01/2022	(8,057,301)	$46.52
Icahn Partners LP	03/02/2022	(7,347,578)	$48.34

Icahn Partners Master Fund LP	02/28/2022	(242,513)	$41.86
Icahn Partners Master Fund LP	03/01/2022	(5,736,756)	$46.52
Icahn Partners Master Fund LP	03/02/2022	(5,199,832)	$48.34

The following table sets forth all transactions with respect to Warrants effected by any of the Reporting Persons in the past sixty days. Each Warrant represents the right to purchase from the Issuer one Share at an initial exercise price of $22.00 per Share. All such transactions were sales of Warrants effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Warrants	Price Per Warrant ($)
Icahn Partners LP	02/28/2022	(279,015)	$22.10

Icahn Partners Master Fund LP	02/28/2022	(197,704)	$22.10

(e) As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

BECKTON CORP.

By:	/s/ Irene March

Name: Irene March

Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 9 – Occidental Petroleum Corporation]